UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1 to Report on Form 6-K (Film No. 201078319))

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: September 9, 2020

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

Cellectis S.A. (“Cellectis”) is amending its report on Form 6-K furnished to the Securities and Exchange Commission on August 5, 2020 (the “Original 6-K”) solely for the purpose of adding Exhibit 101, which contains Interactive Data File disclosure with respect to the unaudited interim consolidated financial statements included in the Original Form 6-K in accordance with Rule 405 of Regulation S-T. Except as described above, this amendment does not amend any information set forth in the Original 6-K and no changes have been made to the Original 6-K to reflect events occurring subsequent to August 5, 2020.

This report on Form 6-K/A shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (No. 333-238881) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482 and 333-227717), to the extent not superseded by documents or reports subsequently filed.

Exhibits

Exhibit	Title
101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

September 9, 2020	By:	/s/ André Choulika
André Choulika
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Title

99.1	Cellectis S.A.’s interim report for the six-month period ended June 30, 2020.

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